Exhibit 99.1

AURINIA PHARMACEUTICALS INC.

Notice of Annual General Meeting of Shareholders

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on Wednesday, June 8, 2016, at 9:00 AM, Pacific Time, for the following purposes:

1.	to fix the number of directors at six (6);

2.	to elect the directors for the ensuing year;

3.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2015, and the report of the auditors thereon;

4.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and to authorize the Company’s audit committee to fix the auditors’ remuneration;

5.	to consider and, if deemed appropriate, approve, by ordinary resolution, an amendment to the Company's stock option plan; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying form of proxy (the “Proxy”). Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the Proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting, in particular with respect to the election of the directors, are set forth in more detail in the accompanying management information circular.

A copy of the management information circular, a supplemental mailing list reply form, a Proxy and a return envelope accompany this notice of meeting.

The board of directors (the “Board”) has determined that only holders of record of the common shares at the close of business on April 22, 2016 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. The Board has also determined 9:00 AM, Pacific Time, on June 6, 2016 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with the Company’s transfer agent. Failure to properly complete or deposit a Proxy may result in its invalidation.

DATED this 27th day of April, 2016.

BY ORDER OF THE BOARD

(signed) “Charles A. Rowland, Jr.”
Charles A. Rowland, Jr.
President and Chief Executive Officer